

May 10, 2011

Scott R. Chichester
President, Treasurer and Director
Bayview Acquisition Corp.
676a 9th Avenue Ste. 239
New York, New York 10036

>   **Re: BAYVIEW ACQUISITION CORP.**
>   **Form 10**
>   **Filed April 18, 2011**
>   **File No. 0-54355**

Dear Mr. Chichester:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the day you filed it and that you will then be responsible for filing reports required by Section 13 of the Security Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Form of Acquisition, page 3

2. Please provide more detail as to how the company will proceed in seeking out a target company, addressing matters such as the manner of solicitation of prospective businesses and whether it is possible that they would have any relationship to the company's management.

3. Please disclose how the company intends to satisfy the cost associated with filing the required reports under the Exchange Act of 1934 and the search for a business combination. We note the disclosure on page 4 that costs of investigating and analyzing business combinations for the next 12 months and beyond will be paid with funds from your treasury or to be loaned or invested in you by your stockholder, management or other investors. Please clarify your reference to "funds in treasury," as according to your audited balance sheet you had no cash or other assets at December 31, 2010. Please also disclose and file as exhibits any agreements for such funding, or state that you have no such agreements or commitments for financing in place.

Management's Discussion and Analysis, page 3

4. We note your disclosure that you are "currently devoting [your] efforts to locating merger candidates." Please describe in reasonable detail what efforts or steps you have taken and plan to take to locate merger candidates.

5. We note that you may consider a business that is in need of additional funds or additional capital. In the last paragraph of MD&A, you also state that you believe there are numerous firms seeking limited additional capital that you have. As your balance sheet indicates that you have no assets, including cash, please explain why you would be attractive as an acquiring company to a target seeking additional funds or capital, even on a limited basis. If you are relying on the perceived benefits of being a public company that you cite as the basis for your being able to access additional capital, please make that clear, but also clarify that there is no assurance that you will in fact have access to additional capital or financing as a public company.

Risk Factors, page 4

6. Please provide risk factor disclosure that you have received a going concern opinion from your auditor.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 9

7. Please disclose the business experience during the past five years of Scott R. Chichester and Lawrence Adams. Please refer to Item 401(e) of Regulation S-K. We may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Errol Sanderson at (202) 551- 3746 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director